ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
AUG - 1 2007
WASH. D.C.
186 SECTION

Your reference File No. 82-5089
Our reference TS/jp
Date 07/30/2007

07025853

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 28 39
Dir. fax +41 (44) 625 08 39
thiemo.sturny@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "SA Eagle to operate under the global Zurich brand"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Thiemo Sturny

PROCESSED
AUG 14 2007
THOMSON FINANCIAL

dw 8/10

Enclosure

46674-04

News Release

File No. 82-5089

ZURICH®

SA Eagle to operate under the global Zurich brand

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, July 30, 2007 – Zurich Financial Services Group (Zurich) has announced that as of today its majority-owned South African business, SA Eagle, will operate under the global Zurich brand and the registered name Zurich Insurance Company South Africa Limited. This step signals Zurich's commitment to this operation and to the South African market.

John Amore, Zurich's global CEO General Insurance and member of the Group Executive Committee said, "We are excited about launching the Zurich brand in South Africa. The in-depth understanding of the local insurance sector that our team in South Africa has, combined with the Group's global risk management capabilities and the access to our global platforms, positions it well to achieve further growth in this important market."

Nick Beyers, CEO of Zurich in South Africa, said, "This is so much more significant than a simple name change. While the existing trusted relationships with our customers and partners will remain, this move demonstrates that we are part of a global Group, with the experience of 135 years serving customers across the world. I firmly believe that our position in the local market can only benefit from the stature and reputation of a truly global brand such as Zurich, and our brokers, customers and employees will value the sense of security and stability that this brings. "

The Zurich brand is being launched in South Africa with a major national advertising brand campaign. Summarised in the tagline "**Because change**

happenz", the brand campaign addresses the need of Zurich's customers to manage and cope with the variety of changes that life brings to them or their business. To help its customers, Zurich actively evaluates change to deliver innovative and secure insurance solutions in an unpredictable and rapidly changing world.

Note to editors

To view the print advertising campaign of Zurich in South Africa, please visit www.zurich.co.za

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55 000 people serving customers in more than 150 countries.

Zurich in South Africa is a short-term insurance company headquartered in Johannesburg. Founded in 1965, it offers insurance products and services that respond to the needs of individual, commercial and corporate customers. It has a network of 11 sales areas and a series of service outlets across the country, and employs approximately 1,000 people. In addition, it has subsidiaries locally as well as in Botswana and Zimbabwe.

END